Exhibit 99.1

Press Release Source: Sanofi (EURONEXT: SAN) (NASDAQ: SNY)

Sanofi announces settlement agreement related to Contingent Value Rights (CVRs) Litigation

PARIS – October 31, 2019: - Sanofi announced today that it has entered into an agreement to settle (the “Settlement Agreement”) the previously disclosed action UMB Bank, N.A., as Trustee v. Sanofi (No. 15 Civ. 8725 (GBD) (the “Action”), currently pending in the United States District Court for the Southern District of New York.  The Action involves claims against Sanofi for breach of the Contingent Value Rights Agreement, dated as of March 31, 2011 (the “CVR Agreement”), relating to Sanofi’s publicly-traded contingent value rights (“CVRs”) issued in connection with the acquisition of Genzyme Corporation.

The Settlement Agreement provides that Sanofi and Plaintiff UMB Bank, N.A. (“Plaintiff” or the “Trustee”), on behalf of an express trust for the benefit of each and every holder of one or more contingent value rights (the “CVR Holders”), have agreed to fully and completely resolve the Action, without any admission of liability or wrongdoing, on the following terms:

•
In full and complete satisfaction of all claims asserted in the Action and in exchange for the releases set forth in the Settlement Agreement, Sanofi shall pay to the Trustee, for distribution as discussed below, a total of $315,000,000 U.S.D. (the “Settlement Payment” or “Litigation Proceeds”);

•
Any and all claims or causes of action that (a) in any way arise out of, are based upon, relate to, or concern the facts, matters, occurrences, claims made, allegations, representations, omissions, actions (or failure to act), transactions, agreements, or conduct alleged, complained of, set forth, referred to, involved in, or which could have been raised or made in the Action and/or any of the complaints in the Action, (b) in any way arise out of, are based upon, relate to, or concern the CVR Agreement and/or the CVRs, (c) in any way relate to or concern the development and/or commercialization of alemtuzumab (marketed under the brand name Lemtrada®), and/or (d) in any way relate to or concern the production and/or manufacturing of Cerezyme® and/or Fabrazyme®, shall be released;

•
The following events shall take place:  (i) the Action will be voluntarily dismissed with prejudice; (ii) the CVRs will be delisted from the NASDAQ, will not thereafter be listed on any national securities exchange or quotation in any other quotation medium, and will be extinguished; and (iii) the CVR Agreement, and each and all of its attendant rights and obligations, will be terminated.

The occurrence of the Effective Date (as defined in the Settlement Agreement) of the Settlement Agreement is subject to, among other conditions, Court Approval (as defined in the Settlement Agreement) and, in accordance with the terms of the Settlement Agreement, the Trustee intends to initiate proceedings in the probate court for Hennepin County, Minnesota (the “Probate Court”), pursuant to the Minnesota Trust Code, Minn. Stat. §§ 501C.0201-.0208 seeking an order from the Probate Court, among other things, (i) approving the Settlement Agreement and directing the implementation of its terms, (ii) providing that the CVR Agreement is terminated and that none of the Trustee, the CVR Holders, and Sanofi shall have any further rights or obligations under the CVR Agreement, (iii) approving the notice(s) sent by the Trustee to the CVR Holders in connection with the Settlement Agreement and the court approval thereof and providing that such notice(s) satisfy any and all notice requirements relating to court approval and as set forth in the CVR Agreement, including, for the avoidance of doubt, those imposed on Sanofi, and (iv) providing that Sanofi shall have no responsibility to anyone, including the CVR Holders, relating to the Trustee’s distribution of the Settlement Payment.  Sanofi cannot predict when or if the Effective Date of the Settlement Agreement will occur.  If the Effective Date does not occur, the parties will return to the positions they were in with respect to the Action prior to entry into the Settlement Agreement.

Plaintiff, in its capacity as Trustee for the CVR Holders, is solely responsible for the distribution of the Settlement Payment to CVR Holders.

The Trustee previously entered into an agreement with certain CVR Holders (the “Funding Holders”), dated November 16, 2016, through which it, subject to certain terms and conditions, obtained funding for the prosecution of the Action (the “Funding Agreement”).  In accordance with the terms of the CVR Agreement and the Funding Agreement, prior to any distribution to be made to all CVR Holders, any Litigation Proceeds will first go towards repaying the Funding Holders for their funded amounts, to the expenses of the Trustee, including legal fees and expenses and the Trustee’s fees, and to a success fee paid to the Funding Holders and to counsel for the Trustee equal in aggregate to the greater of (a) half of the legal fees incurred on a contingent basis plus the total funding commitment of the Funding Holders and (b) an amount ranging between approximately 20% and 27% of the gross Litigation Proceeds, depending on the total amount of Litigation Proceeds (all such fees, expenses and other payments required to be made from the Litigation Proceeds in accordance with the Funding Agreement, the “Funding Agreement Payments”).  After the Funding Agreement Payments, 100% of the remaining Litigation Proceeds shall be distributed by the Trustee for the benefit of all CVR Holders in accordance with the CVR Agreement.

The Trustee currently estimates that the Funding Agreement Payments will total approximately $107,000,000.  As a result, the Trustee currently estimates that approximately $208,000,000 of the Litigation Proceeds, or approximately $0.88 per CVR, will be distributed to CVR Holders on account of the outstanding CVRs.  However, as of the date hereof, the Trustee is unable to determine the precise amount that will be distributed to the CVR Holders (on an aggregate or per CVR basis).

For any questions relating to the Settlement Agreement and/or the distribution of the Settlement Payment, Sanofi directs all CVR Holders to the Trustee:

Gavin Wilkinson, Senior Vice President
UMB Bank, National Association
120 South Sixth Street, Suite 1400
Minneapolis, MN  55402
Email:  SanofiSettlement@umb.com

The above description of the Settlement Agreement is a summary of the material terms only, and is qualified in its entirety by the terms thereof.  The Settlement Agreement is attached as an Exhibit to a Form 6-K being filed substantially contemporaneously herewith.

The Settlement Payment will not have an impact on Sanofi’s business net income.1

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Sanofi, Empowering Life

Media Relations Contact Quentin Vivant Tel.: +33 (0)1 53 77 46 46 mr@sanofi.com	Investor Relations Contact George Grofik Tel.: +33 (0)1 53 77 45 45 ir@sanofi.com

Sanofi Forward-Looking Statements
This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts.  These statements include the statements regarding the occurrence of the Effective Date, estimates of the Funding Agreement Payments and of the amount of the Litigation Proceeds to be distributed to CVR Holders (on an aggregate and per CVR basis) and other projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance.  Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions.  Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.  These risks and uncertainties include among other things, the ability to obtain Court Approval and satisfy the other conditions to the occurrence of the Effective Date (including the risk that it will not occur and the parties will return to their positions prior to the entry into the Settlement Agreement, without any distribution of Litigation Proceeds), the continued accrual of expenses of the Trustee and other factors that could affect the final amount of the Funding Agreement Payments and of the amount of the Litigation Proceeds to be distributed to CVR Holders, and other risks and uncertainties associated with the Settlement Agreement, the uncertainties inherent in research and development, future clinical data and analysis, including post-marketing decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities, to complete related transactions and/or obtain regulatory clearances, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, including risks associated with the achievement of, where necessary, court approval in connection with any settlement of pending litigation, trends in exchange rates and prevailing interest rates, volatile economic conditions, the impact of cost containment initiatives and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2018.  Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

1 Business net income is a non-GAAP financial measure (see Appendix 10 to the July 29, 2019 press release for a definition).